Exhibit 12
XL GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Nine Months Ended September 30,
(U.S. dollars in thousands, except ratios)	2015	2014
Earnings:
Pre-tax income (loss) from continuing operations	$995,578	$15,059
Fixed charges	262,096	181,759
Distributed income of equity investees	647,079	151,739
Subtotal	$1,904,753	$348,557
Less: Non-controlling interests	4,482	3,216
Preference share dividends	95,676	73,808
Total earnings (loss)	$1,804,595	$271,533

Fixed charges:
Interest costs	$121,317	$96,147
Accretion of deposit liabilities	31,717	3,730
Rental expense at 30% (1)	13,386	8,074
Total fixed charges	$166,420	$107,951
Preference share dividends	95,676	73,808
Total fixed charges and preference dividends	$262,096	$181,759

Ratio of earnings to fixed charges	10.8	2.5

Ratio of earnings to combined fixed charges and preference dividends	6.9	1.5

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
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(1)	30% represents a reasonable approximation of the interest factor.